

June 26, 2013

Via E-mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880

> **Re: Franklin Street Properties Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 19, 2013**
> **File No. 001-32470**

Dear Mr. Demeritt:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 15

1.   We note that your Federal Way properties continue to be approximately 47% occupied. Please provide us with an update on leasing efforts related to these properties. In your response, tell us whether the company prepared an updated impairment analysis related to these properties and the results of that analysis. To the extent your discounted cash flow analysis indicated that the properties were not impaired, please provide us with a summary of the significant assumptions used to prepare the analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant